

August 30, 2010

Mr. Philip Lo
Chief Financial Officer
Wuhan General Group (China), Inc.
Canglong Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

     RE: Wuhan General Group (China), Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Forms 10-Q for the Fiscal Periods Ended March 31, 2010 and
             June 30, 2010
             File No. 1-34125

Dear Mr. Lo:

     We have reviewed your response letter dated August 12, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Statements of Cash Flows, page F-8
10. Construction in Progress, page F-22

2. We have read your responses to comments three and four from our letter dated July 8, 2010. It is still not clear how you have determined that your non-cash purchase of Sukong assets in

the amount of $20.1 million represents an adjustment to reconcile net income to net cash used in operating activities. Please address the following:

- You indicated that you entered into multiple party agreements with third party vendors and Hubei Gongchuang Real Estate Co., Ltd for certain production materials and supplies. Please confirm that none of these entities were related parties. Please provide a detail of the prepayments and accruals made as a result of your agreements with these vendors. Please disclose how you accounted for each transaction and the impact on your financial statements. Please provide us with the actual accounting entries made including the dollar amounts and accounts affected. Please include the impact related to all parties involved;
- You indicate that Hubei Gongchuang assisted you in purchasing Sukong assets. In exchange, the outstanding receivables and payables with vendors were used as payments for the Sukong assets. Please provide a detail of the outstanding receivables and payables as of the date of the purchase of the Sukong assets. Please help us understand why the vendors would agree to this transaction;
- Please provide a detail of the Sukong assets purchased, which includes the nature of each of the assets acquired and the corresponding amount. Please also tell us how you determined the value of the Sukong assets acquired;
- Please tell us whether the purchase of the Sukong assets for the outstanding receivables and payables from vendors resulted in a gain or loss on the transaction and how you made this determination; and
- Please tell us the business purpose of purchasing the Sukong assets instead of the production materials and supplies that were originally ordered from your multiple vendors.

Please provide us with a comprehensive response that shows how you determined that your accounting for the $20.1 million non-cash transaction is appropriate. Your response should be clear in showing how you arrived at the $20.1 million non-cash purchase amount. Refer to FASB ASC 230-10-45-17 and 28.

<u>Form 10-Q for the Fiscal Period Ended June 30, 2010</u>

<u>Statements of Cash Flows, page 7</u>

3. Please tell us how you determined that the reclassification of assets related to Huangli Project from construction in progress to inventory of $1.7 million represents an adjustment to reconcile net income to net cash provided by cash activities. Please provide additional detail if this transaction is not part of the transaction involving the Sukong assets. Your response should be comprehensive including the detail of the transaction that resulted in the impact to the statement of cash flows.

Summary of Significant Accounting Policies

aa) Recent Accounting Pronouncements, page 14

4. You indicate that Statement 167(FASB ASC 810 Consolidation) shall be effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009. You disclose that you are still evaluating the impact of this pronouncement. Please tell us and disclose the results of actually adopting FASB ASC 810 Consolidation since it was effective for your first interim period beginning January 1, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

General

5. We have read your response to comment seven from our letter dated July 8, 2010. You indicate that you plan to reclassify all long-term debt related to the Standard Chartered loan to short-term in your Form 10-K/A. Please confirm whether you plan to treat this change as a correction of error. Please also tell us whether you plan to reclassify the long-term debt related to the Standard Chartered loan as short-term as well as of March 31, 2010. If not, please provide us with your materiality analysis pursuant to SAB Topic 1:M and 1:N which supports your conclusion.

Critical Accounting Policies

Revenue Recognition, page 46

6. You indicate that revenue from the sale of blower products, generating equipment and other general equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the good are delivered to customers and the title passes. You believe that installation is not essential to the functionality of the equipment. On page 39, you indicate that customers are required to pay 60% of the purchase price of a piece of equipment at the time of delivery. In addition, your customers are generally required to pay an additional 30% of the purchase price when the equipment has been installed and has performed properly for 72 hours. The remaining 10% is paid no later than 18 months following the installation. Given that you record revenue when title passes and installation is not essential to the functionality of the equipment, please tell us why your customers generally are not required to pay 30% of the purchase price until the equipment has been installed and has performed for 72 hours as well as why they can wait up to 18 months after installation to pay the remaining 10% of the purchase price. Please tell us and disclose your obligations to the customer if the equipment does not perform properly for 72 hours after installation. Please indicate whether the customer still is required to pay 30% of the purchase price or whether they can return the equipment at this time. Please tell us and disclose whether your standard customer contracts

Mr. Philip Lo
Wuhan General Group (China), Inc.
August 30, 2010
Page 4

have acceptance clauses associated with the installation of the equipment. Please revise your revenue recognition policy accordingly.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief